Exhibit 99.3

Eupraxia Pharmaceuticals Reports Second Quarter 2026 Financial Results

New data presented at Digestive Disease Week (DDW) demonstrating improvement of fibrosis and inflammation following a single treatment of EP-104GI

Strengthened executive team and board to bolster late-stage drug development and global commercialization capabilities.

VANCOUVER, British Columbia, August 11, 2026 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced its financial results for the second quarter of 2026. All dollar values are in U.S. dollars unless stated otherwise.

“Eupraxia is well funded with the experienced talent to execute on key upcoming milestones, including the Phase 2b Eosinophilic Esophagitis (EoE) trial with interim data expected to be released in Q4 highlighting key clinical and histologic endpoints, the subsequent Phase 3 trial initiation and the expansion of EP-104GI target indications to a broader GI portfolio in 2027. With the new appointments made this quarter to our executive team and Board, we are poised to progress EP-104GI into late-stage development and eventual commercialization” said Dr. James A. Helliwell, Chief Executive Officer of Eupraxia. “This year at DDW, it was clear that there is still a growing unmet need for patients living with EoE. With the additional data highlighting clinical improvement, fibrotic reversal and endoscopic resolution we believe that EP-104GI has the potential to be an impactful and durable treatment option.”

Recent Operational Highlights

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On April 21, 2026, the Company announced nine-month tissue health and symptom data from the highest dose cohort in its ongoing Phase 1b/2a RESOLVE trial in EoE. Patients in Cohort 9 (n=3) also demonstrated the highest response in tissue health at week 36 compared to all other dose cohorts in the RESOLVE trial. Clinical remission in symptoms was maintained in 66% of the patients (2 of 3) in Cohort 9 at week 36. This level of remission was first achieved at week 8 and was maintained through 36 weeks.

•	On May 4, 2026, the Company announced the appointment of Dr. Jeymi Tambiah as Chief Medical Officer.

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On May 5, 2026, the Company announced EREFS Data from its Ongoing Phase 1b/2a RESOLVE Trial in Eosinophilic Esophagitis at DDW. EREFS is a standardized visual scoring system that gastroenterologists use when performing an endoscopy in EoE patients to assess the severity of inflammation and fibrosis in the esophagus. EREFS data reported by Eupraxia demonstrated a relationship between the number of injections of EP-104GI and the overall improvements in the EREFS findings

•

On May 6, 2026, the Company announced EoEHSS Sub Scores Data from its Ongoing Phase 1b/2a RESOLVE Trial in Eosinophilic Esophagitis at DDW. EoEHSS is a standardized method used to monitor esophageal tissue damage in EoE patients. Sub scores of EoEHSS are reported to specifically evaluate the tissue inflammation and tissue architecture (which is a measure of fibrosis). The sub-score data from the highest dose cohorts in the RESOLVE study were reported for the first time at DDW and generally demonstrated improvement in both inflammation and fibrosis following treatment with EP-104GI.

•

On July 7, 2026, the Company announced the appointment of three industry leaders in drug development and commercialization in Robert Bazemore, Amy Pott and Dr. Helen Thackray to the Board of Directors.

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On July 13, 2026, the Company announced the addition of Dr. Jeff Millard as its Executive Vice President, Technical Operations, and that Dr. Alex Therien, who joined Eupraxia in November 2025, will take the helm of Research & Development in his role as Executive Vice President, Research & Development. The Company also announced the transition of its operations from Victoria to a two-hub organization based out of Vancouver and Seattle. As part of this transition, Amanda Malone, based in Victoria, stepped down from her role as Chief Scientific and Operating Officer.

Second Quarter 2026 Financial Review

The Company incurred a net loss of $14.5 million for the three months ended June 30, 2026, versus a net loss of $8.7 million for the three months ended June 30, 2025. The increase in net loss was primarily due to an increase in research and development costs as a result of doubling the size of the RESOLVE Part 2 trial and general and administrative costs, partially offset by an increase in other income.

The Company had cash and cash equivalents of $52.4 million and short-term investments of $81.2 million as of June 30, 2026, up from an aggregate cash balance of $80.6 million at the end of the fourth quarter of 2025. These funds are being used to fund clinical trials in EP-104GI and for general and administrative expenses, working capital needs and other general corporate purposes.

The Company anticipates that existing cash reserves will be sufficient to fund the Company into the second half of 2028.

As of June 30, 2026, the Company had 65,474,223 common shares, 8,295,638 preferred shares outstanding and 1,428,571 pre-funded warrants.

Financial Statements and Management Discussion & Analysis

Please see the unaudited interim consolidated financial statements and related MD&A for more details. The unaudited interim consolidated financial statements for the quarter ended June 30, 2026, and related MD&A have been reviewed and approved by Eupraxia’s Audit Committee and Board of Directors. For a more detailed explanation and analysis, please refer to the MD&A that has been filed under the Company’s profile on EDGAR at www.sec.gov and on SEDAR+ at sedarplus.ca and which is also available on the Company’s website at www.eupraxiapharma.com.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia’s Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia’s EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. For further details about Eupraxia, please visit the Company’s website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “suggests”, “indicates”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the interpretation of the 36-week data from the RESOLVE trial, including tissue health and symptom response; the Company’s expected timing of reporting additional data from the RESOLVE trial, including the Phase 2b portion thereof; the Company’s expectation that existing cash reserves will be sufficient to fund the Company into the second half of 2028; the Company’s product candidates, including their expected benefits with respect to safety, tolerability, efficacy and duration of effect and their potential use in therapeutic areas beyond pain and inflammatory gastrointestinal disease; the expectations regarding the advancement of the Company’s product candidates through clinical development; the results of clinical trials of the Company’s product candidates; the potential for the Company’s technology to impact the drug delivery process; the potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia’s management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia’s management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company’s limited operating history; the Company’s novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the possibility that the Company could lose license rights that are important to its business; the fact that the Company’s current license agreement may not provide an adequate remedy for its breach by the licensor; the possibility that the Company’s technology may not be successful for its intended use; the fact that the Company’s future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the possibility that the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the possibility that the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the possibility that the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the fact that the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the fact that the Company relies on external contract research organizations to provide clinical and non-clinical research services; the possibility that the Company may not be able to successfully execute its business strategy; the fact that the Company will require additional financing, which may not be available; the fact that any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company’s ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company’s operations; the Company’s restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company’s common share price; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.

236-330-7084

jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:

Eupraxia Pharmaceuticals Inc.

617-283-2856

kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.